Exhibit 99.1

InterOil Highlights Value Created by ExxonMobil Transaction

Company Files Management Information Circular for Special Meeting on the ExxonMobil Transaction

Urges Shareholders to vote FOR the ExxonMobil Transaction

SINGAPORE and PORT MORESBY, Papua New Guinea, Aug. 19, 2016 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) today announced that it has filed and will commence the mailing to InterOil shareholders of the Management Information Circular (the "MIC") relating to the Company's Special Meeting of Shareholders (the "Special Meeting") to vote on the transaction with Exxon Mobil Corporation ("ExxonMobil"). The Special Meeting is scheduled to be held on September 21, 2016 in New York City and shareholders of record as of August 10, 2016 will be entitled to vote at the meeting.

To be counted, all proxies must be received by 12:00 PM ET on September 19, 2016.

The Board recommends that shareholders vote FOR the ExxonMobil transaction to receive significant and superior value for their investment in InterOil.

The MIC, letter to shareholders and other materials regarding the value-creating transaction with ExxonMobil and the Board's recommendation for the Special Meeting can be found at http://www.interoil.com/exxonmobil-transaction, or in InterOil's filings on www.sedar.com and www.sec.gov.

The full text of the letter to shareholders accompanying the MIC follows:

*** Vote Today FOR the ExxonMobil Transaction ***

August 19, 2016

Dear InterOil Shareholders,

On July 21, 2016, InterOil entered into a definitive agreement under which ExxonMobil agreed to acquire the company in a transaction valued at more than $2.5 billion. Your Board of Directors has unanimously recommended that InterOil shareholders vote FOR the transaction in connection with a Special Meeting scheduled to be held on September 21, 2016.

VOTE FOR THE EXXONMOBIL TRANSACTION TO REALIZE
COMPELLING VALUE FOR YOUR INVESTMENT IN INTEROIL

A vote for the ExxonMobil transaction is a vote FOR:

  A Material and Immediate Premium:  For each share of InterOil stock held, InterOil shareholders will receive $45 worth of ExxonMobil common shares (calculated based on a 10-day VWAP) and a Contingent Resource Payment ("CRP"). The share consideration represents a premium of 42.2% to InterOil's closing price on May 19, 2016 (the day prior to the announcement of the Oil Search transaction).[1]
  Significant Potential Upside in PRL 15 Resource through the CRP:  The CRP provides a cash payment to shareholders of ~$7.07 for each share they hold for each incremental certified tcfe of PRL 15 2C resource above 6.2 tcfe, up to a maximum of 10 tcfe of certified resource.
  Exposure to Future Value: InterOil shareholders who retain their ExxonMobil shares will benefit from ownership in the world's preeminent energy company, which provides a larger asset base, a current 3.2 percent dividend yield and 34 consecutive years of dividend growth, and is listed on the NYSE.

To realize the immediate benefit of the ExxonMobil transaction, we encourage you to vote FOR the ExxonMobil transaction. Vote TODAY online, by telephone or by completing, signing and dating the enclosed proxy, and returning it in the enclosed postage-paid envelope by 12:00PM ET on September 19, 2016.

To learn more about our value-creating transaction with ExxonMobil please visit http://www.interoil.com/exxonmobil-transaction/. InterOil's Management Information Circular also includes additional information about the background of the transaction, the Board's recommendation and the value-creating benefits of this transaction.

[1] Based on InterOil's closing price of US$31.65 per share as of May 19, 2016.

THE TRANSACTION WITH EXXONMOBIL DELIVERS COMPELLING VALUE

Together, the base consideration of $45 worth of ExxonMobil shares (calculated based on a 10-day VWAP) per each InterOil share and the CRP represent a compelling value for InterOil shareholders. The table below illustrates the range of potential outcomes of the Elk-Antelope resource estimate:

Tcfe	6.2	7.0	8.0	9.0	10.0
	(Base Volume)				(Cap)
Share Consideration Value	$ 45.00	$ 45.00	$ 45.00	$ 45.00	$ 45.00
CRP - Potential Value[1]	$ 0.00	$ 5.66	$ 12.73	$ 19.80	$ 26.87
Aggregate Consideration (US$/share)	$ 45.00	$ 50.66	$ 57.73	$ 64.80	$ 71.87
Premium to May 19 close[2]	42.2%	60.1%	82.4%	104.7%	127.1%
Premium to 1-month VWAP[3]	41.2%	58.9%	81.1%	103.2%	125.4%
Premium to 3-month VWAP[4]	48.2%	66.8%	90.1%	113.4%	136.6%

1 Represents potential future payment at given certified resource level; not discounted to present value.

2 Based on InterOil's closing price of US$31.65 per share as of May 19, 2016, prior to announcement of the Oil Search transaction.

3 Based on InterOil's 1-month VWAP up to and including May 19, 2016 of US$31.88 per share.

4 Based on InterOil's 3-month VWAP up to and including May 19, 2016 of US$30.37 per share.

The CRP will be deposited into escrow at closing and will be paid to former InterOil shareholders based on and following the completion of the interim resource certification process in accordance with InterOil's existing Share Purchase Agreement with Total SA, which will include the Antelope-7 appraisal well that is scheduled to be drilled later in 2016. Importantly, the CRP is structured so ExxonMobil's interests are aligned with the interests of InterOil shareholders to ensure a robust and accurate certification process.

VOTE FOR THE EXXONMOBIL TRANSACTION TO RECEIVE SIGNIFICANT AND
SUPERIOR VALUE FOR YOUR INVESTMENT IN INTEROIL

Your vote counts, and to ensure that you receive the value to which you are entitled, we urge you to vote FOR the ExxonMobil transaction TODAY.

On behalf of your Board and the management, thank you for your continued support.

Sincerely,

Chris Finlayson	Dr Michael Hession
Chairman	Chief Executive Officer

If you have any questions, require assistance with voting your proxy card or need additional copies of the proxy materials, please contact:

MacKenzie Partners, Inc.

105 Madison Avenue
New York, NY 10016

iocproxy@mackenziepartners.com

(212) 929-5500 (Call Collect)
Or

TOLL-FREE (800) 322-2885

A VOTE FOR THE EXXONMOBIL TRANSACTION IS A VOTE "FOR":

  A material and immediate premium to InterOil's share price
  A CRP that provides a direct cash payment to shareholders based on the value upside from Elk-Antelope field certification
  Exposure to future value via ownership in ExxonMobil's high quality, diverse asset base and reliable dividend stream

VOTE TODAY

  To be counted, all proxies must be received by 12:00PM ET on September 19, 2016
  Vote online at: www.proxyvote.com
  Vote by phone at: 1-800-454-8683 within the US and 1-800-474-7493 within Canada

For assistance, contact:

David Wu
Senior Vice President, Investor Relations, InterOil Corporation
U.S. (212) 653-9778
david.wu@interoil.com

OR

Mackenzie Partners, Inc.
U.S. (800) 322-2885
iocproxy@mackenziepartners.com

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	United States
David Wu Senior Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This communication includes "forward-looking statements". All statements, other than statements of historical facts, included in this communication are forward-looking statements. Such forward-looking statements may include, without limitation, statements regarding the pending transaction with ExxonMobil, the holding of the Special Meeting and the timing of such Special Meeting, the timing to consummate the proposed transaction with ExxonMobil, the ability to satisfy the conditions to consummation of the proposed transaction, and the timing or outcome of the resource certification process for the Elk-Antelope field as applicable to the CRP. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular assumptions, risks and uncertainties relating to the receipt of a final order from the Yukon court with respect to the transaction, the risk that a condition to closing of the proposed acquisition may not be satisfied, the risk that shareholder or other required approval for the proposed acquisition is not obtained or is obtained subject to conditions that are not anticipated, the timing or outcome of the resource certification process for the Elk-Antelope field as applicable to the CRP and other risk factors discussed in InterOil's management information circular dated August 16, 2016, its annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015, and under the heading "Factors Affecting Future Results" available through the "Investors" section on ExxonMobil's website and in Item 1A of ExxonMobil's 2015 Form 10-K. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws. References to gas resources in this release may include amounts that ExxonMobil or InterOil believe will ultimately be produced but that are not yet classified as "proved reserves" under U.S. SEC definitions.

Legal Notice

None of the securities anticipated to be issued pursuant to the ExxonMobil transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the ExxonMobil transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.

There can be no assurance that the transaction with ExxonMobil will occur. The ExxonMobil transaction is subject to certain approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met.